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                             Letter to Stockholders               Exhibit 20
                                February 9, 1996
Dear Stockholder:

I am pleased to report that while our earnings for the second quarter of fiscal 1996 were down from the same period a year ago, they represent a sizeable improvement compared to this year's first quarter loss.

Our net income for the second quarter was $195,000, or $0.02 per share on sales of $55,751,000 versus net income of $2,237,000, or $0.23 per share on sales of $44,488,000 for the prior year's second quarter.

For the first six months of fiscal 1996, we experienced a net loss of $2,182,000, or $0.22 per share on sales of $102,911,000. For the first half of fiscal 1995, we had net income of $4,993,000, or $0.51 per share on sales of $90,472,000.

The improvements we experienced since the first quarter were largely the result of an intense cash management program, and increased sales of premium wheat starch, alcohol products and alcohol by-products, which consist mainly of distillers feeds. I am encouraged by the direction we are taking. I am also encouraged by a proposed agreement between our government and the European Union (E.U.), which includes a measure to curb excess shipments of wheat gluten to the United States.

Final ratification of the agreement is expected to occur during the current quarter. It states that "If the market share of European Commission origin wheat gluten exports into the United States increases in comparison to their average 1990-92 market share, the European Commission and the United States government shall consult with a view to finding a mutually acceptable solution."

The continuing flood of gluten imports from Europe in the second quarter, however, together with exorbitantly high raw material costs for wheat, had a severe negative impact on our results compared to the same period a year ago. Our average per bushel cost for wheat in the quarter was approximately 26% higher than the prior year's second quarter average. Wheat prices continue to hover well above levels that were in place a year ago due to a worldwide wheat shortage.

Prices for corn and milo also remain exceptionally high due to global shortages of these grains as well. Our costs in the second quarter averaged 54% more per bushel compared to the second quarter of fiscal 1995. This adversely affected alcohol production costs, especially in the fuel grade category.

While conditions in the fuel grade alcohol market remain flat, demand for our food grade alcohol for beverage and industrial applications continues to be strong. Demand for our premium wheat starches, both modified and unmodified, also remains strong due to their effectiveness in satisfying functional requirements in a growing variety of food products.










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As we go forward,  we will continue to focus on increasing the  effectiveness of our cash management measures and on improving cost efficiencies in all marketing, production and administrative processes. As I stated in my last report to you on November 9, we are prepared to increase production and sales in all three of our principal product areas and to realize significant long-term growth when grain costs and selling prices return to more normal levels.

Sincerely,
 s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO